MIAMI DAYS CORP.
                            1504 Bay Road, Suite #924
                              Miami, Florida 33139
                               Tel. 1-786-222-7673
                         Email: office@miamidayscorp.com


October 26, 2012

VIA EDGAR

Loan Lauren P. Nguyen
Special Counsel
U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549


Re: Miami Days Corp.
    Amendment No.1 to Registration Statement on Form S-1
    Filed September 11, 2012
    File No. 333-183814

Dear Ms. Nguyen:

Miami Days Corp. (the "Company") herewith files with the Securities and Exchange Commission (the "Commission") Amendment No. 1 to the registration statement on Form S-1 (the "Amended Registration Statement") in response to the Commission's comments, dated October 4, 2012, with reference to the Company's registration statement on Form S-1 filed with the Commission on September 11, 2012.

In addition to the Amended Registration Statement, the Company supplementally responds to the Commission's comments as follows:

GENERAL

1. We note your disclosure on page 3 that you do not intend to be a blank check or shell company. However, based on the information provided in your filing, it appears that you are a shell company as defined in Rule 12b-2 under the Securities Exchange Act of 1934. We note that you have no assets excluding cash, no revenues to date and appear to have no or nominal operations. We also note that significant steps remain to commence your plan of operations and to open your first fast food outlet in Belgrade, Serbia. Please revise throughout to clarify that you are a shell company and caution investors as to the highly illiquid nature of an investment in your shares. Throughout the prospectus discuss the restrictions imposed on such companies, including the unavailability of Rule 144 of the Securities Act of 1933 for resales of restricted securities. Also revise the Risks Factors section on page 5 accordingly. Alternatively, please provide us with detailed facts and analysis demonstrating that you are not a shell company.

RESPONSE:

We have a specific business plan and an established plan of operations conformed with defined steps in order to develop as a profitable business in a formally described predetermined and planed manner. Since we are in the development stage we only have nominal assets and operations. Since incorporation, we have been active by commencing steps from company's plan of operations and in accordance with the contract executed, as part of the plan of operations, finding the property for our intended business. With the benefit of proceeds lent to us and the sale of unregistered shares we had capital transactions in a sum of around $20,000.We purchased equipment (a Gorenje chest freezer FH330W) for a specific business use in our leased fast food outlet. We also bought a web domain in order to create a website to market and help facilitate the sale of our products.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE:

We have not provided nor do we intend to provide potential investors with written communications nor have any research reports been published or distributed by any broker or dealer, except for the prospectus which is part of the Amended Registration Statement.

3. In regard to the next amendment and expected effective date of this filing, please consider the age of financial statements requirements pursuant to Rule 8-08(b) of Regulation S-X.

RESPONSE:

We will consider the age of our financial statements and provide interim financial statements when required by Rule 8-08(b) of Regulation S-X.

4. Provide a currently dated consent from the independent registered public accountant in any amendment of this filing.

RESPONSE:

We have provided a currently dated consent from our independent registered public accountant in the Amended Registration Statement as Exhibit 23.2.

REGISTRATION STATEMENT COVER PAGE

5. Please revise footnote 1 to the Calculation of Registration Fee table to identify the specific subsection of Rule 416 of the Securities Act of 1933 relied upon and to track the language of that subsection.

RESPONSE:

Footnote 1 to the Calculation of Registration Fee Table has been revised to identify the specific subsection of Rule 416 of the Securities Act of 1933 relied upon and to track the language of that subsection.

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
PROSPECTUS COVER PAGE

6. Please revise to clarify whether or not there may be extensions to the offering period. If there may be extensions to the offering period revise to state the duration of such extensions. Refer to Item 501(b)(8)(iii) of Regulation S-K.

RESPONSE:

The Amended Registration Statement has been revised to clarify that our board of directors may extend the offering period for up to an additional 6 months.

7. Please revise to include the date of the prospectus. Refer to Item 501(b)(9) of Regulation S-K.

RESPONSE:

The date of the prospectus has been included on the prospectus cover page.

PROSPECTUS SUMMARY, PAGE 3

8. Please note that your disclosure regarding your business and current operations should accurately describe your current company. The description should not unduly focus on or disproportionately emphasize your future plans or aspirations. Please revise to provide a more detailed summary of your business and current operations to include the steps you have taken to date to become an operating company. To the extent that you discuss future business plans here, such as your intentions to open a chain of fast food outlets in the Balkan region, opening a fast food outlet in Belgrade, Serbia, expanding into the U.S. market, the discussion should be balanced with a brief discussion on the time frame for implementing future plans, the steps involved, the associated costs, and any obstacles involved before you can commence the planned operations. This includes the need for any additional financing. If additional financing may not be available, please clarify that.

RESPONSE:

We have revised the disclosure to provide a more detailed summary of our business and current operations including the steps taken to date to become an operating company, the time frame for implementing future plans, the steps involved, the associated costs, obstacles involved and the need for any additional financing.

9. In one of the opening paragraphs on page 3, please revise to disclose that your auditors have issued a going concern opinion. Please also revise to disclose your cash on hand as of the most recent practicable date, your monthly "burn rate," pre and post-offering, and the month you will run out of funds without additional capital. Also revise to state that you must raise additional capital in order to continue operations and to implement your plan of operations and quantify the amounts needed for each.

RESPONSE:

The disclosure on page 3 has been revised to disclose that the Company's auditors have issued a going concern opinion.. The disclosure has been further revised to state that the Company's cash on hand as of October 23rd is $145.78, and the Company's monthly "burn rate" pre-offering is $2,000 and post-offering will be $2,000. At this current monthly burn rate the Company will run out of

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
funds by October 2013, without any additional funds. The fact that the Company must raise additional capital in order to continue operations and to implement its plan of operations has been stated on page 3.

10. We note your disclosure in the fifth paragraph that you need a minimum of $25,000 to conduct your business for the next 12 months. Please revise to clarify how this amount was determined and what this minimum amount covers. Clarify, if true, that this amount will only be sufficient to continue operations for 12 months and commence opening one pilot fast food restaurant.

RESPONSE:

The disclosure has been revised in accordance with the comments of the Commission to explain how the $25,000 was determined and to indicate what the minimum amount covers.

11. It appears that you do not have sufficient cash to commence operations to generate revenues. Please further revise the sixth paragraph to disclose the consequences to your operations if you are unable to obtain a sufficient amount of funding.

RESPONSE:

The disclosure has been revised to clarify that if the Company does not obtain a sufficient amount of funding, its operations will be delayed or fail.

12. Please disclose both (i) the implied aggregate market value of your common stock based upon the proposed offering price of $0.01 per share and (ii) your total stockholders' equity balance as of your most recent balance sheet date in one of your opening paragraphs on page 6.

RESPONSE:

The disclosures required by the Commission have been previously made.

13. We note that your sole officer and director will only devote a portion of his time to your business and current operations. Please revise to quantify the portion of time that your sole officer and director expects to devote to you on a going forward basis here and disclose, if true, that your sole officer will be managing restaurants located in Serbia while your principal place of business is located in Florida.

RESPONSE:

The disclosure has been revised to indicate that our sole officer and director will devote 20 hours per week to our business and operations and will manage restaurants located in Serbia while the Company's principal place of business is located in Florida.

FINANCIAL SUMMARY, PAGE 4

14. We note the column heading of July 5, 2012 which was the date of your inception. Please revise the column heading to reference July 31, 2012 the end of your audited period. Please also reconcile the amounts shown in the table with the amounts presented on your balance sheet on page F-3.

RESPONSE:

The referenced column heading has been revised to July 31, 2012 and the amounts shown in the Financial Summary have been reconciled with the Company's financial statements.

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
RISK FACTORS, PAGE 5

15. We note your disclosure in the first paragraph of this section of "[i]f any of the following risks, or any other risks not described below because they are currently unknown to us or we currently deem such risks as immaterial, but they later become material, actually occurs, it is likely that our business, financial condition, and operating results could be seriously harmed." All material risks should be discussed in this section. This section should not reference unknown or immaterial risks. Please revise this paragraph to clarify that you have discussed all known material risks.

RESPONSE:

The introductory disclosure to the risk factors has been revised to delete reference to unknown or immaterial risks.

16. We note that Mr. Didic currently appears to be employed at a Mr. Chow restaurant in Miami. We also note that your plan of operations contemplates opening a fast food outlet in Belgrade, Serbia. Please revise to include a risk factor, if true, discussing the risks associated with opening and operating a business in a foreign country while your sole officer and director resides in the U.S.

RESPONSE:

The Amended Registration Statement has been revised in accordance with the comments of the Commission to add a risk factor that addresses the risks associated with opening and operating a business in a foreign country while the Company's sole officer and director resides in the U.S.

17. Please revise to include a risk factor discussing the related-party loan with Mr. Didic to include any risks related to your ability to repay this loan and any risks due to the loan being payable on demand.

RESPONSE:

A risk factor has been added as requested by the Commission to discuss the loan from Mr. Didic.

18. Please revise to include a risk factor to disclose that your officers are not currently receiving any salary compensation and disclose that your sole officer and director will have discretion to set any future compensation. Also disclose the salary compensation they ultimately expect to receive. The disclosures will help investors evaluate your financial statements.

RESPONSE:

A risk factor concerning compensation for the Company's management has been added to the disclosure.

OUR SHORT OPERATING HISTORY MAKES OUR BUSINESS DIFFICULT TO EVALUATE, PAGE 5

19. We note your disclosure in the second paragraph that you expect to incur significant losses into the foreseeable future. Please revise to quantify the amount of significant losses that you expect to incur into the foreseeable future or alternatively quantify your monthly post-offering "burn rate."

RESPONSE:

The disclosure has been revised to include the Company's monthly post-offering "burn rate" of $2,000.

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
WE ARE SOLELY DEPENDENT UPON THE FUNDS TO BE RAISED IN THIS OFFERING, PAGE 6

20. We note that you have disclosed your near term financing requirements. Please revise to quantify your expected long term, i.e. greater than 12 months, additional financing requirements which are necessary to continue operations and to implement your plan of operations. Please also revise the Prospectus Summary on page 3 accordingly.

RESPONSE:

The disclosure has been revised to quantify the Company's additional long term financing requirements of $20,000 for the next two years in the referenced risk factor and in the prospectus summary.

RISKS RELATED TO FAST FOOD OUTLET, PAGE 9

21. Please revise to provide a risk factor heading which briefly summarizes the risks highlighted in the following risk factor. Also revise the risk factor headings on page 7 accordingly.

RESPONSE:

The disclosure in accordance with the comments of the Commission has been revised to provide appropriate risk factor headings.

22. Please revise to disclose the risks to your operations in relation to the rising costs in food products.

RESPONSE:

Disclosure has be added in accordance with the comments of the Commission to the risk factor to address the potential for rising costs of food products.

WE WILL INCUR ONGOING COSTS AND EXPENSES FOR SEC REPORTING AND COMPLIANCE, PAGE
12

23. Please quantify the anticipated costs of being a public company. In this regard, we note your disclosure in the Liquidity and Capital Resources section on page 18 that you anticipate $10,000 per year in public company reporting expenses.

RESPONSE:

The disclosure has been revised to indicate that the anticipated costs of being a public company will be approximately $10,000 per year.

USE OF PROCEEDS, PAGE 13

24. We note your disclosure in the Liquidity and Capital Resources section on page 18 that you anticipate $10,000 per year in public company reporting expenses. Please reconcile such obligation with your use of net proceeds at the different funding levels (25%, 50%, 75% and 100%) which do not appear to allocate any funds to public company reporting expenses.

RESPONSE:

The Use of Proceeds has been revised to indicate $10,000 of public company reporting costs (consisting of legal and professional fees) at each funding level.

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
25. We note your disclosure that Mr. Didic has made a loan to the company and that he has "verbally agreed to loan the company more funds to complete the registration process." Please explain the circumstances under which these loans would be necessary.

RESPONSE:

The disclosure has been revised to indicate that these loans would be necessary in case the Company incurs additional expenditures such as legal costs, audit costs and other costs to complete the registration process of the Amended Registration Statement.

DILUTION, PAGE 14

26. Based on your stockholders' equity of $3,675 as of July 31, 2012 and 4,000,000 common shares outstanding, it appears that the book value per share prior to the offering is $0.0009 per share. Please advise or revise your dilution table as appropriate.

RESPONSE:

The dilution table has been revised in accordance with the comments of the Commission.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION, PAGE 14

27. We note your disclosure in the second paragraph that your cash balance was $8,100 as of July 5, 2012. Please reconcile such amount with the amount presented on your balance sheet on page F-3.

RESPONSE:

The disclosure has been revised to indicate a cash balance of $7,775 as of July 31, 2012.

PLAN OF OPERATION, PAGE 15

28. Please revise to include a more detailed plan of operations for the next 12 months and then to the point of generating revenues. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to reach revenue generation. We note that the Use of Proceeds section on page 13 details different funding scenarios. If alternate plan of operations will be pursued at different funding levels (25%, 50%, 75% and 100%), please revise to clarify the differences in each plan of operations. Please also revise the Prospectus Summary section on page 3 to clarify in greater detail the alternative plan of operations at the different funding thresholds.

RESPONSE:

The disclosure has been revised to provide additional disclosures and details to our plan of operations: The Company expects to start generating revenue in the first month following our 12 month plan of operations.

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
Current funds are not sufficient to conduct the Company's plan of operations. The Company is dependent on the funds from this offering to execute itsplan of operations. If the Company is unable to raise sufficient funds, its business will be delayed or fail.

As the funding level increases from 25% to 50%, 75% and 100%, the Company plans to keep its plan of operations the same and increase expenditures in the areas of: Tools and Equipment, Office expenses, Raw foods, Marketing, Salaries and Rent. The exact amounts of expenditures are outlined in "Use of Proceeds" section. The Company believes that increased funding will allow it to open more locations, hire more workers, improve marketing and increase its probability of commercial success.

12 MONTH PLAN OF OPERATIONS, PAGE 16

29. We note your disclosure in the Complete Our Public Offering section on page 17 that you anticipate needing 180 days to complete the offering and that during such period you plan to concentrate your efforts on raising capital and that your operations will be limited due to cash on hand. Please reconcile this disclosure with your plan of operations which contemplates a number of activities within this same 180 day period.

RESPONSE:

We have clarified that we anticipate needing "up to 180 days" to raise the minimum funding. We have specified that the plan of operation will start after the minimum amount of capital is raised.

30. We note that your plan of operations at the 25% funding level allocates $5,000 towards rent. We also note that your rental agreement with Slavko Didic has a base rent of $1,000 per month. Please reconcile or advise.

RESPONSE:

Mr. Didic has verbally agreed to pay for the rent if the funding from the offering is insufficient to cover such expense.

31. We note that Milestone 6 contemplates hiring a local manager, a cook and a cleaner. We also note that you have not allocated any funds to these hires. Please reconcile or advise.

RESPONSE:

Milestone 6 has been revised to provide for the allocation of funds to the marketing item. However we don't expect costs when recruiting.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 18

32. Please revise to quantify your expected near term, i.e. less than 12 months, and long term, i.e. greater than 12 months, financing requirements which are necessary to continue operations and to implement your plan of operations, the timing of such demands, and the impact on the company if the funding cannot be obtained.

RESPONSE:

The disclosure has been revised to quantify the Company's near term funding requirements of $25,000 (12 months), and long term funding requirements of $45,000 (two years).

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
DESCRIPTION OF BUSINESS, PAGE 19

BUSINESS IN GENERAL, PAGE 19

33. Please revise this section and the Prospectus Summary on page 3 to provide a clear picture of your business and current operations. We note that the disclosure in this section appears anticipatory in nature. Please revise this section to clearly differentiate between activities you have implemented to date, activities you are in the process of implementing and those that will be done in the future. Please revise to clarify, if true, that you have not opened a fast food outlet to date and that your sole officer and director has no prior experience opening a restaurant or managing restaurants in a foreign jurisdiction. To the extent you discuss your future plans for operations throughout this section, such as your intentions to open a chain of fast food outlets in the Balkan region, opening a fast food outlet in Belgrade, Serbia, expanding into the U.S. market, sponsoring music events or pursuing a multi-pronged marketing strategy, the discussion should be balanced with a time frame for implementing future plans, the steps involved, the associated costs, and any obstacles involved before you can commence the planned operations, including the need for financing. If financing is currently not available, please make that clear.

RESPONSE:

The disclosure has been revised to address the Commission's comments regarding the Company's proposed business operations and funding.

34. Please revise to discuss your alternate plan of operations at the different funding levels (25%, 50%, 75% and 100%). Within this discussion, please clarify the main differences in each plan of operations and detail how the different funding levels will affect your business and current operations.

RESPONSE:

The disclosure has been revised to indicate that the Company will maintain the same plan of operations as the funding level increases to 25%, 50%, 75% and 100%. the Company plans to increase expenditures in the areas of: Tools and Equipment, Office expenses, Raw foods, Marketing, Salaries and Rent. as outlined in "Use of Proceeds" section. The Company believes that increased funding will allow it to open more locations, hire more workers, and improve marketing and its probability of commercial success.

35. Please revise to clarify the anticipated completion date of your first fast food outlet in Belgrade, Serbia and the anticipated costs to open and annually operate such outlet. Please also revise to disclose any assumptions used to calculate such cost estimates such as leased versus owned property, number of employees, etc.

RESPONSE:

The disclosure has been revised to disclose that it currently anticipates completing its first fast food outlet in Belgrade by October 2013 at an anticipated cost of $25,000 and an annual operating cost thereafter of $20,000. The disclosure has been further revised to indicate the assumptions made by the Company in determining its anticipated operating costs.

36. Please explain how your sole officer will train and manage employees located in a foreign jurisdiction.


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
RESPONSE:

The Company plans on hiring a local manager whose duties will include training and managing employees.

DESCRIPTION OF PRODUCT, PAGE 20

37. We note that you plan to offer a number of Balkan products such as Pljeskavica, Cevap, Raznjic and Kobasica burgers. Please revise this section to discuss your products and their price points in greater detail. Please include enough detail so that investors can understand the nature and scope of your products.

RESPONSE:

The disclosure has been revised to identify the Company's anticipated products and prices.

TARGET MARKET CLIENTS/POTENTIAL CLIENTS, PAGE 20

38. Please revise to remove references to Taco Bell.

RESPONSE:

The disclosure has been revised to remove reference to Taco Bell.

MARKETING AND ADVERTISING, PAGE 21

39. We note that you intend to pursue a multi-pronged marketing strategy using the full spectrum of media options including social media, special offers and promotions, sponsoring music events, and traditional advertising such as the creation of billboard displays or newspaper and radio ads. Please revise this section to discuss in greater detail the time frame for implementing these future plans and the associated costs.

RESPONSE:

The disclosure has been revised to indicate the time frame and costs of the Company's marketing strategy.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTER AND CONTROL PERSON, PAGE 22

40. Please revise Mr. Didic's biography to include the information required by
Item 401 of Regulation S-K and specifically to clearly disclose the positions held by him during the past five years. Since Mr. Didic will not be employed by you on a full time basis, please revise to clearly describe the other business activities in which he will be concurrently engaged.

RESPONSE:

Mr. Didic's biography has been revised to include the information required by
Item 401 of Regulation S-K.

41. Please revise to briefly discuss the specific experience, qualifications, attributes or skills of Mr. Didic that led to the conclusion that he should serve as a director. Refer to Item 401(e)(1) of Regulation S-K.

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
RESPONSE:

The disclosure has been revised to indicate that Mr. Didic was selected to serve as director based on his education and experience in food and restaurant business.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 24

42. Please reconcile your disclosure in the second paragraph that the loan from Mr. Didic is "not due on demand" with your disclosure in Note 3 on page F-8 that the loan is "unsecured, non-interest bearing and due on demand."

RESPONSE:

The disclosure has been revised to indicate that the loan is due on demand and is unsecured.

PLAN OF DISTRIBUTION; TERMS OF THE OFFERING, PAGE 26

43. We note your disclosure in the last sentence of the fourth paragraph that "sales by the company must be made at the fixed price of $0.01 until a market develops for the stock." Please revise the last sentence of the fourth paragraph to clarify that sales of your common stock will be made at a fixed price for the duration of this offering.

RESPONSE:

The referenced sentence has been revised to state that sales will be made at a fixed price for the duration of the offering.

DESCRIPTION OF SECURITIES, PAGE 28

COMMON STOCK, PAGE 28

44. We note your disclosure in the first paragraph of "[a]ll shares of common stock now outstanding are fully paid for and non-assessable and all shares of common stock which are the subject of this offering, when issued, will be fully paid for and non-assessable." This is a legal conclusion that must be opined upon by legal counsel. Either attribute the statement to legal counsel or delete it.

RESPONSE:

The referenced statement has been deleted..

AVAILABLE INFORMATION, PAGE 30

45. Please advise regarding the reference to Ronald R. Chadwick, P.C.

RESPONSE:

The reference to Ronald R. Chadwick, P.C. has been deleted..

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
SIGNATURES, PAGE II-5

46. Please revise the second half of your signature page to include the signature of your principal executive officer, principal financial officer and your controller or principal accounting officer. To the extent Mr. Didic is also signing in the aforementioned capacities, please revise to clarify. Refer to Instruction 1 to Signatures on Form S-1.

RESPONSE:

The signature page has been revised to show that Mr. Didic is signing in the aforementioned capacities.

EXHIBIT 10.2

47. Please refer to the fourth paragraph. Please delete the last sentence and the associated subscriber representation. It is not appropriate to ask subscribers to represent that they have read the prospectus.

RESPONSE:

The requested deletion in the Subscription Agreement has been made.


Please direct any further comments or questions you may have to us at office@miamidayscorp.com and to the Company's legal counsel Mr. David Lubin at:

David Lubin & Associates, PLLC
10 Union Avenue
Suite 5
Lynbrook, NY 11563
(516) 887-8200
(917) 656-1173
fax: (516) 887-8250

Sincerely,


/s/ Bojan Didic
-----------------------------
Bojan Didic, President

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